The Lincoln National Life Insurance Company

Supplemental Survivorship Term Insurance Rider
(Estate Protection Rider)

This rider forms a part of the policy to which it is attached.

Read Carefully - Term Insurance Involved.

Benefit As part of the proceeds of the policy to which this rider is attached, we will pay the death benefit as provided by this rider. This payment will be made upon receipt of due proof that the deaths of both Insureds occurred while the policy and this rider were In Force.

Death Benefit The death benefit provided by this rider is shown in the Policy Specifications.

Monthly Charge  The Cost of Insurance for the benefit for each Policy Month is the applicable Cost of Insurance Rate for the month multiplied by the number of thousands of death benefit of the rider.  The Cost of Insurance Rates will never be larger than the maximum rates shown in the Table of Guaranteed Maximum Cost of Insurance Rates shown in the Policy Specifications.

Incontestability We will not contest this rider after it has been In Force during the lifetime of both Insureds for 2 years from the Date of Issue of the policy.

Suicide If the second of the Insureds to die commits suicide, whether sane or insane, within 2 years from the Date of Issue of the policy, benefits provided by this rider are limited to a return of the Cost of Insurance deducted for this rider. No additional amount will be paid under this rider.

General Provisions This rider is subject to all of the applicable provisions of the policy to which this rider is attached, except for the provisions contained in this rider. This rider will control in event of any conflict with the policy.

Termination This rider will terminate:
1.	upon your Written Request that this rider be terminated;
2.	on surrender or other termination of the policy to which this rider is attached;
3.	pursuant to the Continuation Of Coverage provision of the policy; or
4.	on the fourth anniversary of the effective date of this rider (Date of Expiry).

Effective Date The effective date of this rider is the Policy Date as shown on the Policy Specifications.

/s/ Dennis R. Glass President
LR628